Exhibit 99.1

Key updates communicated during Q2 2023

30 June 2023

Key updates communicated during Q2 2023

Costs:

  - James von Moltke reiterated at the Q1 2023 results communication that Deutsche Bank expects to keep its noninterest expenses for FY 2023 to FY 2025 broadly flat to FY 2022 ; he reconfirmed this guidance at the Goldman Sachs European Financials Conference and noted that this would be before the impact of the acquisition of Numis Corporation Plc announced on April 28, 2023
  - With Q1 2023 results, Deutsche Bank also an nounced additional measures to reinforce the cost agenda across the bank, including centralizing the responsibility for costs in the Chief Operating Officer role, executing a reduction in force of senior staff in non-client facing functions, limiting new hires and streamlining the bank’s mortgage platform ; these cost reduction measures are expected to lead to a restructuring and severance provision of approximately € 500m in FY 2023, higher than initially planned, which is included in the guidance for noninterest expenses for FY 2023
  - Looking at the quarterly development, at the Q1 2023 results James von Moltke confirmed that the expected run-rate for adjusted costs excluding bank levies is about € 1.6bn to € 1.65bn per month, which produces around € 4.9bn of adjusted costs excluding bank levies per quarter; this was reiterated by James von Moltke at the Goldman Sachs European Financials Conference, though he noted that FX effects have pushed up the monthly run-rate closer to the upper end of this range
  - With regard to total noninterest expenses, James von Moltke also noted that for Q2 2023 , Deutsche Bank expects to incur non-operating expenses in a range of € 600-700m , of which restructuring and severance would comprise around € 250-300m with the balance reflecting a quarter of unusually high litigation charges
  - At the Q1 2023 results, Christian Sewing outlined additional efficiency measures to accelerate the execution of Deutsche Bank’s strategic agenda for 2025; these measures include the strategic realignment and future proofing the bank’s workforce, streamlining the mortgage platform, optimizing the retail distribution network and improving operations and process automation ; the measures are expected to deliver incremental operational efficiencies of € 500m above and beyond the € 2bn efficiencies announced with the Investor Deep Dive in 2022

Revenues:

  - At the Q1 2023 results, James von Moltke reiterated that Deutsche Bank anticipates revenues for FY 2023 around the mid-point of a range between € 28bn to € 29bn , with Christian Sewing adding details for the businesses:
  - The Corporate Bank is expected to deliver revenues well above € 7bn for the year and James von Moltke noted that Q1 results are believed to have been the peak for interest revenues in the Corporate Bank ; at the dbAccess German Swiss Austrian Conference , David Lynne said that the Corporate Bank aims to counter an expected decrease in interest revenues through a combination of business volume growth, fee income, management of liabilities and interest rate risk, and the restructuring of hedges
  - The Private Bank is seen as stable with an expected revenue number of well above € 9bn for FY 2023 , benefitting from the improved interest rate environment
  - In Asset Management revenues of € 2.5bn are seen as achievable
  - With regard to the Investment Bank, the Earnings Report as of March 31, 2023 states that revenues for FY 2023 are expected to be essentially flat compared to the prior year
  - In an interview with Bloomberg on June 22, 2023, Christian Sewing noted that he sees good momentum in all businesses and he expects Group revenues for Q2 2023 to be higher than in the prior-year quarter ; James von Moltke gave further details about revenue expectations for Q2 2023 at the Goldman Sachs European Financials Conference :
  - Investment Bank revenues are expected to be down 15% or slightly more year on year , but within the stated range of € 2.0 -2.5bn of revenues per quarter; he noted for the subdivisional split:
  - Looking at the stable businesses, Corporate Bank revenues are expected to be around € 1.9bn, while Private Bank revenues are anticipated to be well over € 2bn

Provision for credit losses:

  - At the Q1 2023 results, James von Moltke reiterated that Deutsche Bank expects the provision for credit losses for FY 2023 to be in a range between 25 to 30 basis points of average loans

Capital and capital distribution:

  - At the Q1 2023 results, Christian Sewing reconfirmed Deutsche Bank’s commitment to its capital distribution plans as laid out at the Investor Deep Dive 2022 and announced that the bank has initiated the dialogue with supervisors about share buybacks ; he indicated that he remains confident that a buyback will take place in H2 2023
  - Following the Annual General Meeting on May 17, 2023, Deutsche Bank paid a cash dividend per share of 30 euro cents
  - James von Moltke added at the Q1 2023 results that , mirroring the annual increase in dividend per share, a 50% increase in the amount of the share buyback relative to the share buyback conducted in FY 2022 would be sought
  - James von Moltke also stated that Deutsche Bank now has more clarity on the outcome of model reviews , which is now expected to be in a range between 40 and 60 basis points of CET1 ratio impact
  - As part of the accelerated strategic agenda, Christian Sewing announced with the Q1 2023 results that Deutsche Bank aims to free up € 15-20bn of risk-weighted assets by 2025 from a reduction in certain sub-hurdle lending portfolios, greater utilization of securitization and hedging optimization

Liquidity:

  - At the Q1 2023 results, James von Moltke noted that over time as market conditions improve Deutsche Bank would look to prudently steer its liquidity coverage ratio towards the bank’s 130% target

2025 targets:

  - At the Annual General Meeting and at the Deutsche Bank Global Financial Institutions Conference, Christian Sewing stated that he is confident that the bank can overachieve its growth targets set for FY 2025
  - Specifically, he mentioned Deutsche Bank is expected to convincingly exceed revenues of € 30bn , and a 10% return on tangible equity is at the lower end of what can be achieved

Other:

  - On June 29, 2023, the rating agency DBRS Morningstar upgraded all of Deutsche Bank’s long-term ratings by one notch; the long-term issuer rating and long-term deposit rating are upgraded to ‘A’, while the long-term senior non-preferred debt rating and the long-term critical obligations rating are upgraded to ‘A (low)’ and ‘AA (low)’ , respectively ; in all cases, DBRS applies a stable outlook
  - On April 28, 2023 , Deutsche Bank announced that it has reached an agreement on the terms of a recommended all-cash offer for the acquisition of Numis Corporation Plc
   The transaction is expected to allow Deutsche Bank to accelerate its Global Hausbank strategy by unlocking a much deeper engagement with the corporate client segment in the United Kingdom
   The transaction is expected to complete during Q4 2023, subject to certain conditions
   On June 21, 2023, the Board of Numis Corporation Plc announced that the Court Meeting to consider the Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 and the General Meeting to consider the Special Resolution to implement the above-mentioned scheme relating to the transaction were each held and all resolutions were approved by the requisite majorities
   Further information can be found on the Deutsche Bank Investor Relations website

  - On April 26, 2023, Deutsche Bank announced changes to its Management Board to further sharpen its focus on accelerating the bank’s strategy execution ;
   Karl von Rohr will leave the Management Board after his contract expires on October 31, 2023 ; Christiana Riley left the bank on the day following the Annual General Meeting on May 17, 2023
   The new, smaller Management Board will consist of nine people
   Claudio de Sanctis will join the Management Board and assume responsibility for the Private Bank
   James von Moltke will additionally assume responsibility for the Asset Management division
   Stefan Simon will additionally take over responsibility for the Americas as of May 18, 2023
   Alexander von zur Mühlen will assume regional responsibilities for Germany, Europe, the Middle East and Africa (EMEA, ex UK and Ireland) and the Asia-Pacific region
   Rebecca Short will take on an expanded Chief Operating Officer (COO) role with primary responsibility for costs across the group; to strengthen the link between performance and outcomes across the bank, Human Resources and Global Real Estate will also fall under the COO’s remit
   The roles of Fabrizio Campelli (Corporate Bank and Investment Bank), Bernd Leukert (Technology, Data and Innovation) and Olivier Vigneron (Chief Risk Officer) remain unchanged
  - On June 20, 2023, Deutsche Bank announced that Karl von Rohr will hand over his responsibilities to his successors on July 1, 2023, but remain a member of the Management Board until his contract expires

Issuances:

  - Deutsche Bank has already executed 69% (€ 9.3bn) of its 2023 funding plan (€ 12-15bn)
  - On May 10, 2023, the bank priced a € 1.0bn public tender offer for six series of its senior non-preferred bonds
  - Select issuance highlights below:
  - May 10, 2023: € 1bn dual-tranche with 3.5y and 10y tenor in covered bonds (Pfandbriefe)

Next significant events:

  - July 26 , 2023 – Q2 2023 results – Analyst Conference Call
  - July 28 , 2023 – Q2 2023 results – Fixed Income Call

Disclaimer

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 17, 2023 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.